UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of	August	,	2013
Commission File Number	001-31930
ATLATSA RESOURCES CORPORATION
(Translation of registrant’s name into English)
15th Floor, 1040 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4H8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Press Release, dated August 2, 2013.

Document 1

APPOINTMENT OF INTERIM CHIEF FINANCIAL OFFICER

Johannesburg, 2 August 2013: Shareholders are advised that Ms Kogi Naicker has been appointed as the interim Chief Financial Officer (CFO) of Atlatsa Resources (Atlatsa or the Company) with effect from 1 August 2013. This follows Mr De Wet Schutte’s departure whose fixed term contract with the Company came to an end on 1 August 2013 after four years of service.

Mr Schutte’s contract had previously been extended in order to assist in the implementation of the Company’s restructure plan announced 27 March 2013. Given that the restructure plan is near completion, the Board and Mr Schutte have agreed not to further extend his contract, but he will remain as a special advisor to Atlatsa pending finalisation of the restructure plan.

Joel Kesler, Chief Commercial Officer, comments: “De Wet formed an important part of our commercial team over the past four years. He was integral to the design, development and implementation of our restructure plan which has set the platform for our Company to achieve its exciting new growth strategy through to 2020. We thank De Wet for his invaluable service to Atlatsa and wish him the best of success in his future endeavours.”

The Company will effect a permanent appointment to the CFO position in due course and will make a further announcement as soon as this appointment has been finalised.

Ms Naicker is a chartered accountant (SA) and has held the position of senior financial controller at Atlatsa since 2009. She has extensive experience in the areas of group financial management and reporting, having held previous positions both in South Africa and the United States of America at Ernst & Young (SA & USA), Proctor & Gamble (SA) and Transnet Rail (SA) prior to joining the Company. The Board welcomes Ms Naicker's appointment.

For further information: On behalf of Atlatsa Resources Joel Kesler, Chief Commercial Officer Office: +27 11 779 6800 Mobile: +27 82 454 5556	Russell and Associates Charmane Russell Office: +27 11 880 3924 Mobile: +27 82 3725816	Macquarie First South Capital Annerie Britz Office: +27 11 583 2000

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. The NYSE MKT LLC has neither approved nor disapproved the contents of this press release.

For further information contact:

On behalf of Atlatsa Resources Corporation
Joel Kesler, Chief Commercial Officer
Office: +27 11 779 6800
Mobile: +27 82 454 5556

Russell and Associates
Charmane Russell/ Pam Wolstenholme
Office: +27 11 880 3924
Mobile: +27 82 3725816

Macquarie First South Capital
Annerie Britz
Office: +27 11 583 2000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLATSA RESOURCES CORPORATION
(Registrant)
Date:	August 2, 2013	By:	/s/ Harold Motaung
Name: Harold Motaung Title: Chief Executive Officer